SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 22, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 21, 2008

TAM signs firm contract for acquisition of 22 A350 XWBs, four A330-200s and 20 A320 aircraft

Company will be the first in Latin America to incorporate the A350 in its fleet dedicated to international long haul flights

São Paulo, January 21, 2008 – TAM (Bovespa: TAMM4; NYSE: TAM) firmed up its order for 22 A350 XWBs (Xtra Wide Body) models 800 and 900, from 2013 onwards. TAM, Airbus’ biggest customer in the southern hemisphere, now has the largest A350 XWB fleet in this region on order and will be the first in Latin America to incorporate this aircraft into its fleet.

TAM also confirmed the acquisition of four A330-200 aircraft from 2010 onwards and of 20 more aircraft from the A320 family. The A320 family aircraft are in addition to the firm order signed in 2005 and 2006 for the same models. According to the price list, the total value of the 46 aircraft is approximately US$ 6.9 billion.

With an operating fleet of 109 aircraft, of which 102 are Airbus aircraft, including 15 A319’s, 70 A320’s, three A330-200’s and two A340-500’s, TAM operates not only the largest Airbus fleet in Latin America but also maintains the largest number of models from the European manufacturer  in the region. TAM’s fleet plan remains unchanged; it foresees a fleet of 123 aircraft by the end of this year and 136 aircraft by the end of 2010.

“Airbus aircraft help to build on our excellence standards of through outstanding passenger comfort. The A350 XWB will provide state-of-the-art passenger comfort, while assuring lowest operating costs and low emissions. We add professionalism and know-how,” said Captain David Barioni Neto, President of TAM. “The A350 XWB will allow us to continue the successful expansion we have already achieved with our A330s and A320s.”

“We are very proud to have TAM, one of the most internationally renowned airlines, as the launch customer for our new A350XWB programme in South America,” said John Leahy, Airbus Chief Operating Officer, Customers. “This contract is a confirmation of the trust that TAM puts in our successful partnership. We cannot value this confidence highly enough, and are certain this repeat order will also further boost TAM’s impressive development. ”

The A350 XWB (Xtra Wide-Body) Family is Airbus’ response to widespread market demand for a series of highly efficient medium-capacity long-range wide-body aircraft. The A350 has the widest fuselage in its category, offering unprecedented levels of comfort, the lowest operating costs and lowest seat mile cost of the aircraft of this market segment. The aircraft is designed to confront the challenges of high fuel prices, rising passenger expectations, and environmental concerns.

The A330 has low operating costs, and the largest and most comfortable passenger’s cabin on its category. TAM already operates 12 A330-200 aircraft in its international long haul routes. The 88 aircraft from the A320 family in the Company’s fleet are used in Brazilian and other South America routes.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader since July of 2003, and closed the month of December 2007 with a 48.6% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 70% in December. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.3 million members and has issued more than 5 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.